SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENSTAR GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075 P101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON First Reserve Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 652,596
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 652,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,596
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

**	All percentages of Ordinary Shares outstanding contained herein are based on 15,801,706 Ordinary Shares outstanding as of April 1, 2014, which represents 13,903,380 Ordinary Shares outstanding as of March 2, 2014, as reported in the Issuer’s 2014 10-K, filed March 3, 2014, and 1,898,326 Ordinary Shares issued pursuant to the Amalgamation Agreement (as defined below).

CUSIP No. G3075 P101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON FR XII-A Parallel Vehicle, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,715
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON FR XI Offshore AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 809,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON FR Torus Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON First Reserve GP XII Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 691,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 691,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON First Reserve GP XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 664,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 664,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON FR XI Offshore GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 809,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G3075 P101	Page 9 of 10 Pages

1	NAME OF REPORTING PERSON FR XI Offshore GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 809,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 809,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,989
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G3075 P101	Page 10 of 10 Pages

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 691,222
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 691,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This Schedule 13D relates to the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, P.O. Box HM 2267, Hamilton, HM JX Bermuda.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of (i) First Reserve Fund XII, L.P. (“First Reserve XII”), (ii) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (iii) FR XI Offshore AIV, L.P. (“FR XI Offshore AIV”), (iv) FR Torus Co-Investment, L.P. (“FR Co-Invest”, together with First Reserve XII, FR XII-A and FR XI Offshore AIV, the “First Reserve Partnerships”), (v) First Reserve GP XII Limited (“XII Limited”), (vi) First Reserve GP XII, L.P. (“XII GP”), (vii) FR XI Offshore GP, L.P. (“GP XI Offshore”), (viii) FR XI Offshore GP Limited (“GP XI Offshore Limited”) and (ix) William E. Macaulay (together with the First Reserve Partnerships, XII Limited, XII GP, GP XI Offshore and GP XI Offshore Limited, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 11, 2014, a copy of which is attached hereto as Exhibit 99.1.

XII Limited is the general partner of XII GP, which in turn is the general partner of each of First Reserve XII and FR XII-A. XII Limited is the general partner of FR Co-Invest. William E. Macaulay is a director of XII Limited, and has the right to appoint a majority of the Board of Directors of XII Limited. By virtue of Mr. Macaulay’s right to appoint a majority of the directors of XII Limited, Mr. Macaulay may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, the shares held by each of First Reserve XII, FR XII-A and FR Co-Invest and therefore, Mr. Macaulay may be deemed to be a beneficial owner of such shares.

GP XI Offshore is the general partner of FR XI Offshore AIV. GP XI Offshore Limited is the general partner of GP XI Offshore.

Current information concerning the identity and background of each executive officer and director of XII Limited and GP XI Offshore Limited is set forth on Schedule I, which is incorporated herein by reference in response to this Item 2.

XII Limited and GP XI Offshore Limited are Cayman Islands exempted companies formed for the purposes of acting as general partner of XII GP and GP XI Offshore, respectively. XII GP and GP XI Offshore are each Cayman Islands exempted limited partnerships formed for the purpose of acting as a general partner or managing member of various investment entities. The First Reserve Partnerships are each Cayman Islands exempted limited partnerships whose principal business is making equity and equity related investments in certain companies. The principal business office and address of each of the entities identified in this Item 2 is c/o First Reserve, One Lafayette Place, Greenwich, CT 06830.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares held by the Reporting Persons were acquired pursuant to the closing of the transactions contemplated by the Amended and Restated Agreement and Plan of Amalgamation (the “Amalgamation Agreement”), dated March 11, 2014, by and among the Company, Veranda Holdings Ltd., Hudson Securityholders Representative LLC and Torus Insurance Holdings Limited (“Torus”). Pursuant to such transactions, First Reserve XII, FR XII-A, FR XI Offshore AIV and FR Co-Invest acquired 652,596, 11,715, 809,989 and 26,911 Ordinary Shares, respectively, upon conversion of their shares of Torus in accordance with the terms of the Amalgamation Agreement.

Item 4.	Purpose of Transaction.

Each of the First Reserve Partnerships acquired the Ordinary Shares held by it for investment purposes. The First Reserve Partnerships also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint a director to the Issuer’s Board of Directors (pursuant to the Shareholder Rights Agreement, described in Item 6) and through their voting rights with respect to all of their Ordinary Shares. Pursuant to their contractual right under the Shareholder Rights Agreement, effective as of April 1, 2014, the First Reserve Partnerships designated Kenneth W. Moore to be their representative on the Issuer’s Board of Directors.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Ordinary Shares or any securities exercisable for or convertible into Ordinary Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares or dispose of any or all of its Ordinary Shares or its associated rights or securities exercisable for or convertible into Ordinary Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the First Reserve Partnerships, solely in its capacity as a shareholder of the Issuer, each of XII Limited, XII GP and GP XI Offshore on behalf of the First Reserve Partnerships as their direct general partners, XII Limited on behalf of XII GP, as its direct general partner, and GP XI Offshore Limited on behalf of GP XI Offshore, as its direct general partner, may engage in communications with one or more other shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 15,801,706 Ordinary Shares of the Issuer outstanding as of April 1, 2014.

The Reporting Persons, collectively, beneficially own in the aggregate 1,501,211 Ordinary Shares, comprised of 652,596 Ordinary Shares held directly by First Reserve XII, 11,715 Ordinary Shares held directly by FR XII-A, 809,989 Ordinary Shares held directly by FR XI Offshore AIV and 26,911 Ordinary Shares held directly by FR Co-Invest. Collectively, the Reporting Persons beneficially own 9.5% of the total outstanding Ordinary Shares of the Company. First Reserve XII directly owns 4.1%, FR XII-A directly owns 0.1%, FR XI Offshore AIV directly owns 5.1% and FR Co-Invest directly owns 0.2% of the total outstanding Ordinary Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) in its capacity as general partner of First Reserve XII and FR XII-A, XII GP may be deemed to beneficially own an aggregate of 664,311 Ordinary Shares, representing approximately 4.2% of the Ordinary Shares outstanding; (ii) in its capacity as general partner of XII GP and general partner of FR Co-Invest, XII Limited may be deemed to beneficially own an aggregate of 691,222 Ordinary Shares, representing approximately 4.4% of the Ordinary Shares outstanding; (iii) in its capacity as general partner of FR XI Offshore AIV, GP XI Offshore may be deemed to beneficially own an aggregate of 809,989 Ordinary Shares, representing approximately 5.1% of the Ordinary Shares outstanding; and (iv) in its capacity as general partner of GP XI Offshore, GP XI Offshore Limited may be deemed to beneficially own an aggregate of 809,989 Ordinary Shares, representing approximately 5.1% of the Ordinary Shares outstanding.

Mr. Macaulay may be deemed to beneficially own and share the power to vote and dispose of the 691,222 Ordinary Shares held directly by First Reserve XII, FR XII-A and FR Co-Invest by virtue of being a director of XII Limited with the right to appoint a majority of the Board of Directors of XII Limited.

XII Limited, XII GP and Mr. Macaulay disclaim beneficial ownership of all of the Ordinary Shares held or controlled by First Reserve XII, FR XII-A and FR Co-Invest. GP XI Offshore and GP XI Offshore Limited disclaim beneficial ownership of all of the Ordinary Shares held or controlled by FR XI Offshore AIV.

The individual directors and executive officers of each of XII Limited and GP XI Offshore Limited also disclaim beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by the First Reserve Partnerships, XII GP or GP XI Offshore. This report shall not be construed as an admission that such persons are the beneficial owners of Ordinary Shares for any purpose.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Joint Filing Agreement, dated April 11, 2014, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company and each of the First Reserve Partnerships are parties to a shareholder rights agreement, dated as of April 1, 2014 (the “Shareholder Rights Agreement”), pursuant to which, as of the closing date of the Amalgamation Agreement, the Company has agreed that the First Reserve Partnerships have the right to designate one representative to the Company’s Board of Directors. This designation right terminates if the First Reserve Partnerships cease to beneficially own at least 75% of the total number of Ordinary Shares and non-voting preferred shares they acquired under the Amalgamation Agreement. The foregoing description of the Shareholder Rights Agreement is qualified in its entirety by the terms of the Shareholder Rights Agreement, a copy of which is attached hereto as Exhibit 99.2.

The Company and each of the First Reserve Partnerships are also parties to a registration rights agreement, dated April 1, 2014 (the “Registration Rights Agreement”), which provides the First Reserve Partnerships with certain rights to cause the Company to register under the Securities Act of 1933, as amended (the “Securities Act”), the Ordinary Shares issued pursuant to the Amalgamation Agreement, any Ordinary Shares issued upon conversion of the non-voting preferred shares issued pursuant to the Amalgamation Agreement and any securities issued by the Company in connection with the foregoing by way of a share dividend or share split or in connection with any recapitalization, reclassification or similar reorganization (the foregoing, collectively, “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Company must file a resale shelf registration statement for the Registrable Securities within 20 business days after the closing date of the Amalgamation Agreement. In addition, the First Reserve Partnerships are entitled to make three written requests for the Company to register all or any part of the Registrable Securities under the Securities Act, subject to certain exceptions and conditions set forth in the Registration Rights Agreement. The First Reserve Partnerships were also granted “piggyback” registration rights with respect to the Company’s registration of Ordinary Shares for its own account of for the account of one or more of its securityholders. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement of Schedule 13D

2.	Exhibit 99.2 – Shareholder Rights Agreement, dated as of April 1, 2014, filed by the Issuer with the SEC on April 4, 2014, as Exhibit 10.2 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.2 to this Schedule 13D.

3.	Exhibit 99.3 – Registration Rights Agreement, dated as of April 1, 2014, filed by the Issuer with the SEC on April 4, 2014, as Exhibit 10.1 to the Issuer’s 8-K, and incorporated by reference herein as Exhibit 99.3 to this Schedule 13D.

4.	Exhibit 99.4 – Power of Attorney regarding Schedule 13D filings.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2014	FIRST RESERVE FUND XII, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FR XII-A PARALLEL VEHICLE, L.P.

By: First Reserve GP XII, L.P., its general partner
By: First Reserve GP XII Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary
Dated: April 11, 2014

FR XI OFFSHORE AIV, L.P.

By: FR XI Offshore GP, L.P., its general partner
By: FR XI Offshore GP Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FR TORUS CO-INVESTMENT, L.P.

By: First Reserve GP XII Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FIRST RESERVE GP XII LIMITED

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FIRST RESERVE GP XII, L.P.

By: First Reserve GP XII Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FR XI OFFSHORE GP, L.P.

By: FR XI Offshore GP Limited, its general partner

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	FR XI OFFSHORE GP LIMITED

	By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Chief Compliance Officer, Secretary

Dated: April 11, 2014	WILLIAM E. MACAULAY

/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of First Reserve GP XII Limited (“XII Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with XII Limited	Business Address	Citizenship
Timothy H. Day	Managing Director, Board of Directors	(1)	USA
Cathleen M. Ellsworth	Managing Director, Board of Directors	(2)	USA
Mark. B. Florian	Board of Directors	(2)	USA
Michael G. France	Managing Director	(1)	USA
Francesco Giuliani	Managing Director	(3)	Italy
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Managing Director, Vice Chairman	(2)	USA
Will Honeybourne	Managing Director, Board of Directors	(1)	USA
Alex T. Krueger	President, Managing Director, Board of Directors	(2)	USA
William E. Macaulay	Chief Executive Officer, Managing Director, Chairman of the Board	(2)	USA
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Board of Directors	(2)	USA
David A. Posner	Managing Director	(1)	USA
Jeffrey K. Quake	Managing Director, Board of Directors	(2)	USA
Gary D. Reaves II	Managing Director	(1)	USA
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Board of Directors	(2)	USA
Joshua R. Weiner	Managing Director	(2)	USA
Alexander D. Williams	Managing Director	(3)	British
Neil A. Wizel	Managing Director	(1)	USA
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Board of Directors	(2)	USA

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of FR XI Offshore GP Limited (“GP XI Offshore Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with GP XI Offshore Limited	Business Address	Citizenship
Timothy H. Day	Managing Director, Board of Directors	(1)	USA
Cathleen M. Ellsworth	Managing Director, Board of Directors	(2)	USA
Mark. B. Florian	Board of Directors	(2)	USA
Michael G. France	Managing Director	(1)	USA
Francesco Giuliani	Managing Director	(3)	Italy
Anne E. Gold	Board of Directors	(2)	USA
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Managing Director, Board of Directors	(2)	USA
Will Honeybourne	Managing Director, Board of Directors	(1)	USA
Alex T. Krueger	President, Managing Director, Board of Directors	(2)	USA
William E. Macaulay	Chief Executive Officer, Managing Director	(2)	USA
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Board of Directors	(2)	USA
David A. Posner	Managing Director	(1)	USA
Jeffrey K. Quake	Managing Director, Board of Directors	(2)	USA
Gary D. Reaves II	Managing Director	(1)	USA
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Board of Directors	(2)	USA
Joshua R. Weiner	Managing Director	(2)	USA
Alexander D. Williams	Managing Director	(3)	British
Neil A. Wizel	Managing Director	(1)	USA
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Board of Directors	(2)	USA

(1)	First Reserve, 600 Travis Street, Suite 6000, Houston TX 77002
(2)	First Reserve, One Lafayette Place, Third Floor, Greenwich, CT 06830
(3)	First Reserve International, 7th Floor, 25 Victoria Street, London SW1H 0EX